

November 23, 2010

Mr. Ferdinand V. Lepere
Chief Financial Officer
Arthur Cox Building
Earlsfort Terrace
Dublin 2, Ireland

> **Re:** **TBS International PLC**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-34599**

Dear Mr. Lepere:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Consolidated Statement of Changes in Shareholders' Equity

1. We note from the Company's consolidated statement of changes in stockholders' equity that during 2008, the Company's outstanding warrants increased by 23,050 due to anti-dilution provisions of the warrants. Please tell us and explain in the notes to the

Company's financial statements the specific terms of the warrants that require such anti-dilution adjustments, the nature and time of the events or circumstances that resulted in the issuance of additional warrants as a result of the anti-dilution adjustments and the Company's accounting treatment for the warrants issued as a result of the anti-dilution provisions of the warrants. We may have further comment upon review of your response.

Note 2. Summary of Significant Accounting Policies and Basis of Presentation

–Revenue Recognition – Related Expenses, page F-8

2. We note your disclosure that a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo. Please note that recognition of voyage revenue commencing upon the completion of discharge of the vessel's previous cargo is not considered to be in accordance with GAAP because revenue is recognized in advance of performance. Please revise your policy to recognize revenue under ASC 605-20-25 and restate your financial statements accordingly, if material.

– Deferred Dry Docking Costs, page F-9

3. We believe that your disclosure of your accounting policy for deferred dry docking costs in Note 2 should be expanded to also include the information contained in the last two sentences in the last paragraph under section D – Classification & Inspection in Item 1 (Business section), which is also the third full paragraph on page 10.   Please revise future filings accordingly.

– Valuation of Long-Lived Assets and Goodwill, page F-9

4. We note your disclosure that you believe the assumptions used in the December 31, 2008 impairment analysis are still applicable and there have not been any significant changes in events or circumstances, so you have concluded that there are no new triggering events requiring an additional impairment analysis during 2009 and there is no impairment to your fleet at December 31, 2009. However, in light of your disclosures in MD&A that one of the significant effects of the current global financial downturn has been a reduction in vessel values (page 42) and that through the first three quarters of 2009 you continued to experience lower freight rates (page 60), it appears there may have been changes in your economic situation during fiscal 2009 and the first nine months of fiscal 2010, that would be indicative that an interim impairment analysis is required. Please provide us with additional details as to why you do not believe it was appropriate to perform an impairment analysis on your vessels subsequent to the analysis performed for the year ended December 31, 2008.   Include in your response how your failure to meet certain debt covenants in 2009, such as the collateral coverage requirements, and the sale of the Savannah Belle for a loss in July 2010, were considered in your conclusions.

Note 11. Financing, page F-18

5. We note from your disclosures that during 2009 you modified several credit facilities to waive financial covenants, introduce new covenants, and impose minimum cash balances. In addition, the amount available under certain credit facilities was reduced. Please explain to us how you accounted for these loan modifications in accordance with ASC 470-50-40, including how you accounted for any unamortized deferred costs relating to the old arrangements.

Form 10-Q for the Quarter Ended September 30, 2010

Note 10. Investment in Joint Ventures

6. We note your disclosure that the financial statements include a $2.5 million receivable that the Company expects to collect from Log-In for the costs incurred, however it is not clear whether the Company will be reimbursed for these costs. Please explain to us why you have not recorded an allowance for bad debts for this amount, either in whole or for a portion of the receivable, if you are unsure whether you will collect the amount. As part of your response, please tell us the nature and the terms of the agreement that relates to reimbursement of the specific costs incurred. If no such agreement exists, please explain in detail why you believe recognition of a receivable is appropriate.

Management's Discussion and Analysis

– Non-GAAP Financial Measures

7. We note your disclosure that MD&A includes a discussion of EBITDA, a non-GAAP financial measure. Please tell us, and revise your disclosure in future filings to explain whether the Company uses this measure as an operating performance measure or a liquidity measure and to include the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See Item 10(e) of Regulation S-K.

– Liquidity and Capital Resources

8. We note your disclosure that you incurred financing costs in connection with the January 2010 waiver extensions and the May 2010 amendments and these costs are being amortized over the remaining terms of the respective credit facilities. In light of the fact that interest rates on the loan agreements appear to also have been modified during this time, please tell us how you analyzed the modifications under ASC 470-50-40 in accounting for both the new financing costs as well as any costs that had been previously deferred and revise future filings to explain the treatment used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(914) 779-5230